General Money Market Funds

General Money Market Fund, Inc.

General Government Securities Money Market Fund

General Treasury Prime Money Market Fund

General Municipal Money Market Fund

General California Municipal Money Market Fund

General New York Municipal Money Market Fund

Seeking current income, safety of principal and liquidity by investing in high quality, short-term securities

PROSPECTUS April 1, 2005

Class B Shares

Stifel, Nicolaus & Company, Incorporated

This prospectus is to be used only by clients of Stifel, Nicolaus & Company, Incorporated.

Contents

For More Information

See back cover.

The Funds

Introduction

Each fund is a money market mutual fund with a separate investment portfolio. The operations and results of a fund are unrelated to those of each other fund. This combined prospectus has been prepared for your convenience so that you can consider six investment choices in one document.

As a money market fund, each fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

Generally, each municipal money market fund is required to invest its assets in securities with the highest or second-highest credit rating or the unrated equivalent as determined by Dreyfus. Each other fund generally is required to invest at least 95% of its assets in the securities of issuers with the highest credit rating or the unrated equivalent as determined by Dreyfus, with the remainder invested in securities with the second-highest credit rating.

An investment in a fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although each fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a fund.

Concepts to understand

Money market fund: a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high quality, dollar-denominated obligations

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, but the degree of safety is somewhat less.

General Money Market Fund

Ticker Symbol: **GMBXX**



GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests in a diversified portfolio of high quality, short-term debt securities, including the following:

- securities issued or guaranteed by the U.S. government or its agencies or instrumentalities
- certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches
- repurchase agreements
- asset-backed securities
- domestic and dollar-denominated foreign commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest
- dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies

Normally, the fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

Concept to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default
- the risks generally associated with concentrating investments in the banking industry, such as interest rate risk, credit risk and regulatory developments relating to the banking industry
- the risks generally associated with dollar-denominated foreign investments, such as economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on the payment of principal and interest
- the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.



Year-by-year total returns *as of 12/31 each year (%)*

4.68	4.84	4.73	4.37	5.61	3.63	1.12	0.29	0.42	
95	96	97	98	99	00	01	02	03	04

Best Quarter:	**Q3 '00**	**+1.47%**
Worst Quarter:	**Q1 '04**	**+0.04%**

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (3/31/95)
0.42%	**2.19%**	**3.43%**

For the fund's current yield, call toll-free: **1-800-645-6561**.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.08%
Total	**1.03%**

Expense example

1 Year	3 Years	5 Years	10 Years
$105	**$328**	**$569**	**$1,259**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.03% to 1.00%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



General Government Securities
Money Market Fund

Ticker Symbol: **GSBXX**

GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests solely in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, and repurchase agreements collateralized by these securities. These instruments include those backed by the full faith and credit of the U.S. government and those that are neither insured nor guaranteed by the U.S. government.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.

U.S. government securities: these securities are generally considered to be among the highest-quality investments available. By investing in these securities, the fund seeks greater credit safety for investors. In exchange for the higher level of credit safety that U.S. government securities offer, the fund's yields may be lower than those of money market funds that do not limit their investments to U.S. government securities.



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some obligations, such as those issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security held by the fund does not apply to the market value of such security or to shares of the fund itself. In addition, because many types of U.S. government securities trade actively outside the U.S., their prices may rise and fall as changes in global economic conditions affect the demand for these securities.

A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. The current market prices for such securities are not guaranteed and will fluctuate. While the fund has maintained a constant share price since inception, and will continue to try to do so, the fund is subject to the risk that interest rates could rise sharply, causing the value of the fund's investments and its share price to drop. Alternatively, interest rates could drop, thereby reducing the fund's yield.

Certain U.S. government agency securities are backed by the right of the issuer to borrow from the U.S. Treasury, or are supported only by the credit of the issuer or instrumentality. While the U.S. government provides financial support to U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so.

The fund is subject to the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*



95		
96	4.60	
97	4.69	
98	4.61	
99	4.21	
00	5.39	
01	3.45	
02	1.06	
03	0.25	
04	0.40	

Best Quarter:	Q3 '00	**+1.42%**
Worst Quarter:	Q1 '04	**+0.04%**

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (3/31/95)
0.40%	**2.09%**	**3.31%**

For the fund's current yield, call toll-free:
1-800-645-6561.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.09%
Total	**1.04%**

Expense example

1 Year	3 Years	5 Years	10 Years
$106	**$331**	**$574**	**$1,271**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.04% to 0.98%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in U.S. Treasury securities.



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. The current market prices for such securities are not guaranteed and will fluctuate. While the fund has maintained a constant share price since inception, and will continue to try to do so, the fund is subject to the risk that interest rates could rise sharply, causing the value of the fund's investments and its share price to drop. Alternatively, interest rates could drop, thereby reducing the fund's yield.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



					5.06	2.94	0.80	0.22	0.34
95	96	97	98	99	00	01	02	03	04

Best Quarter:	**Q3 '00**	**+1.32%**
Worst Quarter:	**Q1 '04**	**+0.04%**

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (12/1/99)
0.34%	**1.85%**	**1.89%**

For the fund's current yield, call toll-free:
1-800-645-6561.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.20%
Total	**1.15%**

Expense example

1 Year	3 Years	5 Years	10 Years
$117	**$365**	**$633**	**$1,398**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.15% to 0.92%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees to be paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

General Municipal Money Market Fund

Ticker Symbol: **GBMXX**



GOAL/APPROACH

The fund seeks to maximize current income exempt from federal personal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high quality municipal obligations that provide income exempt from federal personal income tax. The fund also may invest in high quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations. When the portfolio manager believes that acceptable municipal obligations are unavailable for investment, the fund may invest temporarily in high quality, taxable money market instruments.

Concepts to understand

Municipal obligations: debt securities that provide income free from federal income taxes, and state income taxes if the investor lives in the issuing state. Municipal obligations are typically of two types:

· **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power

· **revenue bonds,** which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

· interest rates could rise sharply, causing the value of the fund's investments and its share price to drop

· interest rates could drop, thereby reducing the fund's yield

· any of the fund's holdings could have its credit rating downgraded or could default

Derivative securities, such as structured notes, can be highly volatile, and the possibility of default by the financial institution or counterparty may be greater for these securities than for other types of money market instruments. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, thus, an active trading market for such instruments may not exist.

Although the fund seeks to provide income exempt from federal personal income tax, interest from some of its holdings may be subject to the federal alternative minimum tax. In addition, the fund occasionally may invest in taxable money market instruments.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



2.66	2.86	2.60	2.35	3.21	1.93	0.56	0.18	0.30	
95	96	97	98	99	00	01	02	03	04

Best Quarter:	Q4 '00	+0.85%
Worst Quarter:	Q1 '04	+0.03%

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (3/31/95)
0.30%	**1.23%**	**1.93%**

For the fund's current yield, call toll-free:
1-800-645-6561.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.10%
Total	**1.05%**

Expense example

1 Year	3 Years	5 Years	10 Years
$107	**$334**	**$579**	**$1,283**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.05% to 0.99%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

General California Municipal Money Market Fund

Ticker Symbol: **GENXX**



GOAL/APPROACH

The fund seeks to maximize current income exempt from federal and California state personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high quality municipal obligations that provide income exempt from federal and California state personal income taxes. The fund also may invest in high quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations. When the portfolio manager believes that acceptable California municipal obligations are unavailable for investment, the fund may invest in securities that may be subject to California state income tax, but are free from federal income tax.

Concepts to understand

Municipal obligations: debt securities that provide income free from federal income taxes, and state income taxes if the investor lives in the issuing state. Municipal obligations are typically of two types:

· **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power

· **revenue bonds,** which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

· interest rates could rise sharply, causing the value of the fund's investments and its share price to drop

· interest rates could drop, thereby reducing the fund's yield

· any of the fund's holdings could have its credit rating downgraded or could default

· California's economy and revenues underlying its municipal obligations may decline

· the fund's portfolio securities may be more sensitive to risks that are specific to investing primarily in a single state

Derivative securities, such as structured notes, can be highly volatile, and the possibility of default by the financial institution or counterparty may be greater for these securities than for other types of money market instruments. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, thus, an active trading market for such instruments may not exist.

Although the fund seeks to provide income exempt from federal and California state personal income taxes, interest from some of its holdings may be subject to the federal alternative minimum tax. In addition, the fund occasionally may invest in taxable money market instruments and/or municipal obligations that are exempt only from federal personal income taxes.

The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, its performance may be more vulnerable to changes in the market value of a single issuer and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



2.48	2.62	2.34	2.09	2.65	1.60	0.62	0.32	0.29	
95	96	97	98	99	00	01	02	03	04

Best Quarter: Q2 '00   **+0.72%**

Worst Quarter: Q1 '04   **+0.03%**

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (8/1/95)
0.29%	**1.09%**	**1.71%**

For the fund's current yield, call toll-free:
1-800-645-6561.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses

% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.15%
Total	**1.10%**

Expense example

1 Year	3 Years	5 Years	10 Years
$112	**$350**	**$606**	**$1,340**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.10% to 0.99%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

General New York Municipal Money Market Fund

Ticker Symbol: **GNYXX**



GOAL/APPROACH

The fund seeks to maximize current income exempt from federal, New York state and New York city personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high quality municipal obligations that provide income exempt from federal, New York state and New York city personal income taxes. The fund also may invest in high quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations. When the portfolio manager believes that acceptable New York municipal obligations are unavailable for investment, the fund may invest in securities that may be subject to New York state and New York city income taxes, but are free from federal income tax.

Concepts to understand

Municipal obligations: debt securities that provide income free from federal income taxes, and state income taxes if the investor lives in the issuing state. Municipal obligations are typically of two types:

· **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power

· **revenue bonds,** which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

· interest rates could rise sharply, causing the value of the fund's investments and its share price to drop

· interest rates could drop, thereby reducing the fund's yield

· any of the fund's holdings could have its credit rating downgraded or could default

· New York's economy and revenues underlying its municipal obligations may decline

· the fund's portfolio securities may be more sensitive to risks that are specific to investing primarily in a single state

Derivative securities, such as structured notes, can be highly volatile, and the possibility of default by the financial institution or counterparty may be greater for these securities than for other types of money market instruments. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, thus, an active trading market for such instruments may not exist.

Although the fund seeks to provide income exempt from federal, New York state and New York city personal income taxes, interest from some of its holdings may be subject to the federal alternative minimum tax. In addition, the fund occasionally may invest in taxable money market instruments and/or municipal obligations that are exempt only from federal personal income tax.

The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, its performance may be more vulnerable to changes in the market value of a single issuer and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



	2.51	2.70	2.42	2.16	3.09	1.81	0.51	0.28	0.26
95	96	97	98	99	00	01	02	03	04

Best Quarter:	**Q3 '00**	**+0.81%**
Worst Quarter:	**Q1 '04**	**+0.02%**

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (9/8/95)
0.26%	**1.18%**	**1.78%**

For the fund's current yield, call toll-free:
1-800-645-6561.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses

% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.13%
Total	**1.08%**

Expense example

1 Year	3 Years	5 Years	10 Years
$110	**$343**	**$595**	**$1,317**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.08% to 0.96%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



MANAGEMENT

Investment adviser

The investment adviser for each fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $159 billion in approximately 200 mutual fund portfolios. For the past fiscal year, each fund paid Dreyfus a management fee at the annual rate of 0.50% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the Funds). In September 2004, plaintiffs served a Consolidated Amended Complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and

alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

Each fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the funds or provide other services. Such payments are in addition to any sales charges, 12b-1 fees and/or shareholder services fees or other expenses paid by the funds. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the funds on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of a fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the funds.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The funds, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the funds. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of the Class B shares of each fund for the periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended November 30,				
General Money Market Fund		**2004**	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income − net	.003	.003	.012	.039	.054
Distributions:	Dividends from investment income − net	(.003)	(.003)	(.012)	(.039)	(.054)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		.34	.33	1.20	3.98	5.53
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.03	1.01	1.01	1.03	1.02
Ratio of net expenses to average net assets		1.00	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets		.32	.33	1.19	3.81	5.41
Net assets, end of period ($ x 1,000)		4,956,821	5,633,657	5,458,986	4,713,819	3,338,285

		Year Ended November 30,				
General Government Securities Money Market Fund		**2004**	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income − net	.003	.003	.011	.037	.052
Distributions:	Dividends from investment income − net	(.003)	(.003)	(.011)	(.037)	(.052)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		.32	.29	1.14	3.81	5.29
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.04	1.03	1.03	1.04	1.03
Ratio of net expenses to average net assets		.98	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets		.30	.29	1.13	3.60	5.15
Net assets, end of period ($ x 1,000)		719,095	933,041	1,014,283	826,720	552,238

General Treasury Prime Money Market Fund		Year Ended November 30,				
		2004	2003	2002	2001	2000[1]
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income − net	.003	.002	.009	.032	.049
Distributions:	Dividends from investment income − net	(.003)	(.002)	(.009)	(.032)	(.049)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		.28	.24	.86	3.27	5.00
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.15	1.12	1.08	1.13	5.97
Ratio of net expenses to average net assets		.92	.94	1.00	1.00	1.00
Ratio of net investment income to average net assets		.26	.24	.84	2.94	5.14
Net assets, end of period ($ x 1,000)		29,806	30,537	22,878	11,987	5,385

[1] From December 1, 1999 (commencement of operations) to November 30, 2000.

General Municipal Money Market Fund		Year Ended November 30,				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income − net	.002	.002	.006	.021	.031
Distributions:	Dividends from investment income − net	(.002)	(.002)	(.006)	(.021)	(.031)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		.25	.20	.59	2.16	3.16
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.05	1.04	1.04	1.04	1.05
Ratio of net expenses to average net assets		.99	.96	1.00	.98	.98
Ratio of net investment income to average net assets		.24	.20	.59	2.12	3.10
Net assets, end of period ($ x 1,000)		544,079	584,839	561,088	447,614	412,041

General California Municipal **Money Market Fund**	*Year Ended November 30,*				
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income − net	.002	.004	.006	.018	.026
Distributions: Dividends from investment income − net	(.002)	(.004)	(.006)	(.018)	(.026)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.24	.36	.62	1.78	2.63
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.10	1.07	1.10	1.04	1.05
Ratio of net expenses to average net assets	.98	.83	1.00	1.00	1.00
Ratio of net investment income to average net assets	.24	.30	.61	1.86	2.53
Net assets, end of period ($ x 1,000)	16,920	17,670	8,016	3,795	9,948

General New York Municipal **Money Market Fund**	*Year Ended November 30,*				
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income − net	.002	.003	.005	.020	.030
Distributions: Dividends from investment income − net	(.002)	(.003)	(.005)	(.020)	(.030)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.22	.31	.52	2.03	3.05
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.08	1.07	1.06	1.05	1.06
Ratio of net expenses to average net assets	.95	.80	1.00	.98	.98
Ratio of net investment income to average net assets	.20	.32	.52	1.89	2.94
Net assets, end of period ($ x 1,000)	25,609	38,468	45,352	41,580	36,056

Your Investment



ACCOUNT POLICIES

Buying shares

General Funds are designed primarily for people who are investing through a third party such as a bank, broker-dealer or financial adviser. Third parties with whom you open a fund account may impose policies, limitations and fees which are different than those described herein. Contact your financial representative for further information or to purchase fund shares.

Applicable to General Money Market Fund, General Government Securities Money Market Fund and General Treasury Prime Money Market Fund only:

Your price for fund shares is the fund's net asset value (NAV), which is generally calculated twice a day, at 5:00 p.m. and 8:00 p.m., on days the New York Stock Exchange or the fund's transfer agent is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Each fund's investments are valued based on amortized cost.

If your order in proper form is placed, and payments are received in or converted into Federal Funds, prior to 12:00 noon, the order will become effective at the price determined at 5:00 p.m. and you will receive the dividend declared that day. If your payments are received in or converted into Federal Funds after 12:00 noon, you will begin to accrue dividends on the following business day.

Applicable to General California Municipal Money Market Fund, General Municipal Money Market Fund and General New York Municipal Money Market Fund only:

Your price for fund shares is the fund's net asset value (NAV), which is generally calculated three times a day, at 12:00 noon, 3:00 p.m. and 8:00 p.m., on days the New York Stock Exchange or the fund's transfer agent is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Each fund's investments are valued based on amortized cost.

If an order in proper form is made prior to 3:00 p.m., and Federal Funds are received by 4:00 p.m., the shares will be purchased at the NAV determined after the order is accepted and will receive the dividend declared that day. If such an order is made after 3:00 p.m., but prior to 8:00 p.m., and Federal Funds are received by 11:00 a.m. the next business day, the shares will be purchased at the NAV determined at 8:00 p.m. and will begin to accrue dividends on the next business day.

All times are Eastern time.

Because the municipal money market funds seek tax-exempt income, they are not recommended for purchase in IRAs or other qualified retirement plans.

Concepts to understand

Net asset value (NAV): a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of existing shares.

Amortized cost: a method of valuing a money market fund's portfolio securities, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted over time based on the discounts or premiums reflected in their purchase price. This method of valuation is designed for a fund to be able to price its shares at $1.00 per share.

Selling shares

You may sell (redeem) shares at any time through your financial representative, or you can contact the fund directly. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling shares recently purchased, please note that if you send a written request to sell such shares, the fund may delay selling the shares for up to eight business days following the purchase of those shares.

General policies

Unless you decline telephone privileges on your application, you may be responsible for any fraudulent telephone order as long as the transfer agent takes reasonable measures to verify that the order is from a representative of your financial institution.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the fund has not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of fund shares. Dreyfus also believes that money market funds, such as the fund, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of the fund's shares could increase the fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolio, which could detract from the fund's performance. Accordingly, the fund reserves the right to refuse any purchase or exchange request. Funds in the Dreyfus Family of Funds that are not money market mutual funds have approved policies and procedures that are intended to discourage and prevent abusive trading practices in those mutual funds which may apply to exchanges from or into the fund. If you plan to exchange your fund shares for shares of another Dreyfus fund, please read the prospectus of that other Dreyfus fund for more information.

Each fund reserves the right to:

- refuse any purchase or exchange request
- change or discontinue its exchange privilege, or temporarily suspend this privilege during unusual market conditions
- change its minimum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only in cases of very large redemptions, excessive trading or during unusual market conditions)
- "redeem in kind" or make payments in portfolio securities rather than cash, if the amount you are redeeming is large enough to affect fund operations (for example, if it represents more than 1% of the fund's assets)

A fund also may process purchase and sale orders and calculate its NAV on days the fund's primary trading markets are open and the fund's management determines to do so.



DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the taxable money market funds are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, are taxable to you as qualified dividends and capital gains.

Each municipal money market fund anticipates that virtually all of its income dividends will be exempt from federal and, as to California Municipal Money Market Fund, California, and as to New York Municipal Money Market Fund, New York state and New York city, personal income taxes. However, for federal tax purposes, certain distributions, such as distributions of short-term capital gains, are taxable to you as ordinary income, while long-term capital gains are taxable to you as capital gains.

With respect to the California Municipal Money Market Fund and New York Municipal Money Market Fund, for California and New York state and city personal income tax purposes, respectively, distributions derived from interest on municipal securities of California and New York issuers, respectively, and from interest on qualifying securities issued by U.S. territories and possessions are generally exempt from tax. Distributions that are federally taxable as ordinary income or capital gains are generally subject to the respective state's personal income taxes.

The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.

Retirement plans

A variety of retirement plans are offered for the taxable money market funds, including traditional and Roth IRAs, and Education Savings Accounts.

In addition, SEP-IRAs, Keogh accounts, 401(k) and 403(b) accounts are also available. Please call your financial representative for information.

NOTES

For More Information

<u>General Money Market Fund, Inc.</u>
SEC file number: 811-3207

**General Government Securities
Money Market Fund**
A series of General Government Securities
<u>Money Market Funds, Inc.</u>
SEC file number: 811-3456

**General Treasury Prime
Money Market Fund**
A series of General Government Securities
<u>Money Market Funds, Inc.</u>
SEC file number: 811-3456

General Municipal Money Market Fund
A series of General Municipal Money Market Funds, Inc.
SEC file number: 811-3481

**General California Municipal
<u>Money Market Fund</u>**
SEC file number: 811-4871

**General New York Municipal
<u>Money Market Fund</u>**
SEC file number: 811-4870

To obtain information:

By telephone
Call your Stifel, Nicolaus & Company Investment Executive or
1-800-679-5446

By mail Write to:
Stifel, Nicolaus & Company, Incorporated
501 North Broadway
St. Louis, MO 63102
http://www.stifel.com

On the Internet Text-only versions of certain fund
documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee,
by visiting the SEC's Public Reference Room in Washington, DC
(for information, call 1-202-942-8090) or by E-mail request to
publicinfo@sec.gov, or by writing to the SEC's Public Reference
Section, Washington, DC 20549-0102.

More information on each fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semi-annual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about each fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Each fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of each fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

General
Money Market Funds

Seeking current income, safety of principal and liquidity
by investing in high quality, short-term securities

PROSPECTUS April 1, 2005

Class B Shares



General Money Market Fund, Inc.

**General Government Securities
Money Market Fund**

**General Treasury Prime
Money Market Fund**

General Municipal Money Market Fund

**General California Municipal
Money Market Fund**

**General New York Municipal
Money Market Fund**

YOU, YOUR ADVISOR AND

Dreyfus®
A MELLON FINANCIAL COMPANY℠

This prospectus is to be used only by clients of select broker–dealers.

As with all mutual funds, the Securities and Exchange Commission has not approved
or disapproved these securities or passed upon the adequacy of this prospectus.
Any representation to the contrary is a criminal offense.

Contents

The Funds

Introduction

Each fund is a money market mutual fund with a separate investment portfolio. The operations and results of a fund are unrelated to those of each other fund. This combined prospectus has been prepared for your convenience so that you can consider six investment choices in one document.

As a money market fund, each fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

Generally, each municipal money market fund is required to invest its assets in securities with the highest or second–highest credit rating or the unrated equivalent as determined by Dreyfus. Each other fund generally is required to invest at least 95% of its assets in the securities of issuers with the highest credit rating or the unrated equivalent as determined by Dreyfus, with the remainder invested in securities with the second–highest credit rating.

An investment in a fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although each fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a fund.

Concepts to understand

Money market fund: a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high quality, dollar-denominated obligations

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, but the degree of safety is somewhat less.

General Money Market Fund

Ticker Symbol: **GMBXX**

 GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests in a diversified portfolio of high quality, short-term debt securities, including the following:

- securities issued or guaranteed by the U.S. government or its agencies or instrumentalities
- certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches
- repurchase agreements
- asset-backed securities
- domestic and dollar-denominated foreign commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest
- dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies

Normally, the fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

Concept to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.

 MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default
- the risks generally associated with concentrating investments in the banking industry, such as interest rate risk, credit risk and regulatory developments relating to the banking industry
- the risks generally associated with dollar-denominated foreign investments, such as economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on the payment of principal and interest
- the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



Year	Return
95	
96	4.68
97	4.84
98	4.73
99	4.37
00	5.61
01	3.63
02	1.12
03	0.29
04	0.42

Best Quarter:	**Q3 '00**	**+1.47%**
Worst Quarter:	**Q1 '04**	**+0.04%**

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (3/31/95)
0.42%	**2.19%**	**3.43%**

For the fund's current yield, call toll-free: **1-800-645-6561**.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.08%
Total	**1.03%**

Expense example

1 Year	3 Years	5 Years	10 Years
$105	**$328**	**$569**	**$1,259**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.03% to 1.00%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

General Government Securities Money Market Fund

Ticker Symbol: **GSBXX**



GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests solely in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, and repurchase agreements collateralized by these securities. These instruments include those backed by the full faith and credit of the U.S. government and those that are neither insured nor guaranteed by the U.S. government.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.

U.S. government securities: these securities are generally considered to be among the highest-quality investments available. By investing in these securities, the fund seeks greater credit safety for investors. In exchange for the higher level of credit safety that U.S. government securities offer, the fund's yields may be lower than those of money market funds that do not limit their investments to U.S. government securities.



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some obligations, such as those issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security held by the fund does not apply to the market value of such security or to shares of the fund itself. In addition, because many types of U.S. government securities trade actively outside the U.S., their prices may rise and fall as changes in global economic conditions affect the demand for these securities.

A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. The current market prices for such securities are not guaranteed and will fluctuate. While the fund has maintained a constant share price since inception, and will continue to try to do so, the fund is subject to the risk that interest rates could rise sharply, causing the value of the fund's investments and its share price to drop. Alternatively, interest rates could drop, thereby reducing the fund's yield.

Certain U.S. government agency securities are backed by the right of the issuer to borrow from the U.S. Treasury, or are supported only by the credit of the issuer or instrumentality. While the U.S. government provides financial support to U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so.

The fund is subject to the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



4.60	4.69	4.61	4.21	5.39	3.45	1.06	0.25	0.40
95	96	97	98	99	00	01	02	03	04

Best Quarter:	Q3 '00	+1.42%
Worst Quarter:	Q1 '04	+0.04%

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (3/31/95)
0.40%	2.09%	3.31%

For the fund's current yield, call toll-free: **1-800-645-6561**.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.09%
Total	**1.04%**

Expense example

1 Year	3 Years	5 Years	10 Years
$106	**$331**	**$574**	**$1,271**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.04% to 0.98%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in U.S. Treasury securities.



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. The current market prices for such securities are not guaranteed and will fluctuate. While the fund has maintained a constant share price since inception, and will continue to try to do so, the fund is subject to the risk that interest rates could rise sharply, causing the value of the fund's investments and its share price to drop. Alternatively, interest rates could drop, thereby reducing the fund's yield.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q3 '00	+1.32%
Worst Quarter:	Q1 '04	+0.04%

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (12/1/99)
0.34%	1.85%	1.89%

For the fund's current yield, call toll-free: **1-800-645-6561**.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.20%
Total	**1.15%**

Expense example

1 Year	3 Years	5 Years	10 Years
$117	**$365**	**$633**	**$1,398**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.15% to 0.92%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees to be paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

General Municipal Money Market Fund

Ticker Symbol: **GBMXX**



GOAL/APPROACH

The fund seeks to maximize current income exempt from federal personal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high quality municipal obligations that provide income exempt from federal personal income tax. The fund also may invest in high quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations. When the portfolio manager believes that acceptable municipal obligations are unavailable for investment, the fund may invest temporarily in high quality, taxable money market instruments.

Concepts to understand

Municipal obligations: debt securities that provide income free from federal income taxes, and state income taxes if the investor lives in the issuing state. Municipal obligations are typically of two types:

- **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power
- **revenue bonds,** which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default

Derivative securities, such as structured notes, can be highly volatile, and the possibility of default by the financial institution or counterparty may be greater for these securities than for other types of money market instruments. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, thus, an active trading market for such instruments may not exist.

Although the fund seeks to provide income exempt from federal personal income tax, interest from some of its holdings may be subject to the federal alternative minimum tax. In addition, the fund occasionally may invest in taxable money market instruments.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



2.66	2.86	2.60	2.35	3.21	1.93	0.56	0.18	0.30	
95	96	97	98	99	00	01	02	03	04

Best Quarter:	Q4 '00	**+0.85%**
Worst Quarter:	Q1 '04	**+0.03%**

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (3/31/95)
0.30%	**1.23%**	**1.93%**

For the fund's current yield, call toll-free: **1-800-645-6561**.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.10%
Total	**1.05%**

Expense example

1 Year	3 Years	5 Years	10 Years
$107	**$334**	**$579**	**$1,283**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.05% to 0.99%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



General California Municipal Money Market Fund

Ticker Symbol: **GENXX**

GOAL/APPROACH

The fund seeks to maximize current income exempt from federal and California state personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high quality municipal obligations that provide income exempt from federal and California state personal income taxes. The fund also may invest in high quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations. When the portfolio manager believes that acceptable California municipal obligations are unavailable for investment, the fund may invest in securities that may be subject to California state income tax, but are free from federal income tax.

Concepts to understand

Municipal obligations: debt securities that provide income free from federal income taxes, and state income taxes if the investor lives in the issuing state. Municipal obligations are typically of two types:

· **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power

· **revenue bonds,** which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

· interest rates could rise sharply, causing the value of the fund's investments and its share price to drop

· interest rates could drop, thereby reducing the fund's yield

· any of the fund's holdings could have its credit rating downgraded or could default

· California's economy and revenues underlying its municipal obligations may decline

· the fund's portfolio securities may be more sensitive to risks that are specific to investing primarily in a single state

Derivative securities, such as structured notes, can be highly volatile, and the possibility of default by the financial institution or counterparty may be greater for these securities than for other types of money market instruments. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, thus, an active trading market for such instruments may not exist.

Although the fund seeks to provide income exempt from federal and California state personal income taxes, interest from some of its holdings may be subject to the federal alternative minimum tax. In addition, the fund occasionally may invest in taxable money market instruments and/or municipal obligations that are exempt only from federal personal income taxes.

The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, its performance may be more vulnerable to changes in the market value of a single issuer and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q2 '00	**+0.72%**
Worst Quarter:	Q1 '04	**+0.03%**

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (8/1/95)
0.29%	**1.09%**	**1.71%**

For the fund's current yield, call toll-free: **1-800-645-6561**.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses

% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.15%
Total	**1.10%**

Expense example

1 Year	3 Years	5 Years	10 Years
$112	**$350**	**$606**	**$1,340**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.10% to 0.99%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

General New York Municipal Money Market Fund

Ticker Symbol: **GNYXX**



GOAL/APPROACH

The fund seeks to maximize current income exempt from federal, New York state and New York city personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high quality municipal obligations that provide income exempt from federal, New York state and New York city personal income taxes. The fund also may invest in high quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations. When the portfolio manager believes that acceptable New York municipal obligations are unavailable for investment, the fund may invest in securities that may be subject to New York state and New York city income taxes, but are free from federal income tax.

Concepts to understand

Municipal obligations: debt securities that provide income free from federal income taxes, and state income taxes if the investor lives in the issuing state. Municipal obligations are typically of two types:

· **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power

· **revenue bonds,** which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

· interest rates could rise sharply, causing the value of the fund's investments and its share price to drop

· interest rates could drop, thereby reducing the fund's yield

· any of the fund's holdings could have its credit rating downgraded or could default

· New York's economy and revenues underlying its municipal obligations may decline

· the fund's portfolio securities may be more sensitive to risks that are specific to investing primarily in a single state

Derivative securities, such as structured notes, can be highly volatile, and the possibility of default by the financial institution or counterparty may be greater for these securities than for other types of money market instruments. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, thus, an active trading market for such instruments may not exist.

Although the fund seeks to provide income exempt from federal, New York state and New York city personal income taxes, interest from some of its holdings may be subject to the federal alternative minimum tax. In addition, the fund occasionally may invest in taxable money market instruments and/or municipal obligations that are exempt only from federal personal income tax.

The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, its performance may be more vulnerable to changes in the market value of a single issuer and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



2.51	2.70	2.42	2.16	3.09	1.81	0.51	0.28	0.26	
95	96	97	98	99	00	01	02	03	04

Best Quarter:	**Q3 '00**	**+0.81%**
Worst Quarter:	**Q1 '04**	**+0.02%**

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (9/8/95)
0.26%	**1.18%**	**1.78%**

For the fund's current yield, call toll-free:
1-800-645-6561.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.13%
Total	**1.08%**

Expense example

1 Year	3 Years	5 Years	10 Years
$110	**$343**	**$595**	**$1,317**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.08% to 0.96%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



MANAGEMENT

Investment adviser

The investment adviser for each fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $159 billion in approximately 200 mutual fund portfolios. For the past fiscal year, each fund paid Dreyfus a management fee at the annual rate of 0.50% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the Funds). In September 2004, plaintiffs served a Consolidated Amended Complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and

alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

Each fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the funds or provide other services. Such payments are in addition to any sales charges, 12b-1 fees and/or shareholder services fees or other expenses paid by the funds. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the funds on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of a fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the funds.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The funds, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the funds. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of the Class B shares of each fund for the periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

| General Money Market Fund | *Year Ended November 30,* | | | | |
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income − net	.003	.003	.012	.039	.054
Distributions: Dividends from investment income − net	(.003)	(.003)	(.012)	(.039)	(.054)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.34	.33	1.20	3.98	5.53
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.03	1.01	1.01	1.03	1.02
Ratio of net expenses to average net assets	1.00	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	.32	.33	1.19	3.81	5.41
Net assets, end of period ($ x 1,000)	4,956,821	5,633,657	5,458,986	4,713,819	3,338,285

| General Government Securities Money Market Fund | *Year Ended November 30,* | | | | |
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income − net	.003	.003	.011	.037	.052
Distributions: Dividends from investment income − net	(.003)	(.003)	(.011)	(.037)	(.052)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.32	.29	1.14	3.81	5.29
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	1.03	1.03	1.04	1.03
Ratio of net expenses to average net assets	.98	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	.30	.29	1.13	3.60	5.15
Net assets, end of period ($ x 1,000)	719,095	933,041	1,014,283	826,720	552,238

General Treasury Prime Money Market Fund		*Year Ended November 30,*				
		2004	2003	2002	2001	2000[1]
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income − net	.003	.002	.009	.032	.049
Distributions:	Dividends from investment income − net	(.003)	(.002)	(.009)	(.032)	(.049)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		.28	.24	.86	3.27	5.00
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.15	1.12	1.08	1.13	5.97
Ratio of net expenses to average net assets		.92	.94	1.00	1.00	1.00
Ratio of net investment income to average net assets		.26	.24	.84	2.94	5.14
Net assets, end of period ($ x 1,000)		29,806	30,537	22,878	11,987	5,385

[1] From December 1, 1999 (commencement of operations) to November 30, 2000.

General Municipal Money Market Fund		*Year Ended November 30,*				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income − net	.002	.002	.006	.021	.031
Distributions:	Dividends from investment income − net	(.002)	(.002)	(.006)	(.021)	(.031)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		.25	.20	.59	2.16	3.16
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.05	1.04	1.04	1.04	1.05
Ratio of net expenses to average net assets		.99	.96	1.00	.98	.98
Ratio of net investment income to average net assets		.24	.20	.59	2.12	3.10
Net assets, end of period ($ x 1,000)		544,079	584,839	561,088	447,614	412,041

General California Municipal Money Market Fund	*Year Ended November 30,*				
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income – net	.002	.004	.006	.018	.026
Distributions: Dividends from investment income – net	(.002)	(.004)	(.006)	(.018)	(.026)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.24	.36	.62	1.78	2.63
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.10	1.07	1.10	1.04	1.05
Ratio of net expenses to average net assets	.98	.83	1.00	1.00	1.00
Ratio of net investment income to average net assets	.24	.30	.61	1.86	2.53
Net assets, end of period ($ x 1,000)	16,920	17,670	8,016	3,795	9,948

General New York Municipal Money Market Fund	*Year Ended November 30,*				
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income – net	.002	.003	.005	.020	.030
Distributions: Dividends from investment income – net	(.002)	(.003)	(.005)	(.020)	(.030)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.22	.31	.52	2.03	3.05
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.08	1.07	1.06	1.05	1.06
Ratio of net expenses to average net assets	.95	.80	1.00	.98	.98
Ratio of net investment income to average net assets	.20	.32	.52	1.89	2.94
Net assets, end of period ($ x 1,000)	25,609	38,468	45,352	41,580	36,056

Your Investment



ACCOUNT POLICIES

Buying shares

General Funds are designed primarily for people who are investing through a third party such as a bank, broker-dealer or financial adviser. Third parties with whom you open a fund account may impose policies, limitations and fees which are different than those described herein. Contact your financial representative for further information or to purchase fund shares.

Applicable to General Money Market Fund, General Government Securities Money Market Fund and General Treasury Prime Money Market Fund only:

Your price for fund shares is the fund's net asset value (NAV), which is generally calculated twice a day, at 5:00 p.m. and 8:00 p.m., on days the New York Stock Exchange or the fund's transfer agent is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Each fund's investments are valued based on amortized cost.

If your order in proper form is placed, and payments are received in or converted into Federal Funds, prior to 12:00 noon, the order will become effective at the price determined at 5:00 p.m. and you will receive the dividend declared that day. If your payments are received in or converted into Federal Funds after 12:00 noon, you will begin to accrue dividends on the following business day.

Applicable to General California Municipal Money Market Fund, General Municipal Money Market Fund and General New York Municipal Money Market Fund only:

Your price for fund shares is the fund's net asset value (NAV), which is generally calculated three times a day, at 12:00 noon, 3:00 p.m. and 8:00 p.m., on days the New York Stock Exchange or the fund's transfer agent is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Each fund's investments are valued based on amortized cost.

If an order in proper form is made prior to 3:00 p.m., and Federal Funds are received by 4:00 p.m., the shares will be purchased at the NAV determined after the order is accepted and will receive the dividend declared that day. If such an order is made after 3:00 p.m., but prior to 8:00 p.m., and Federal Funds are received by 11:00 a.m. the next business day, the shares will be purchased at the NAV determined at 8:00 p.m. and will begin to accrue dividends on the next business day.

All times are Eastern time.

Because the municipal money market funds seek tax-exempt income, they are not recommended for purchase in IRAs or other qualified retirement plans.

Concepts to understand

Net asset value (NAV): a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of existing shares.

Amortized cost: a method of valuing a money market fund's portfolio securities, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted over time based on the discounts or premiums reflected in their purchase price. This method of valuation is designed for a fund to be able to price its shares at $1.00 per share.

Selling shares

You may sell (redeem) shares at any time through your financial representative, or you can contact the fund directly. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling shares recently purchased, please note that if you send a written request to sell such shares, the fund may delay selling the shares for up to eight business days following the purchase of those shares.

General policies

Unless you decline telephone privileges on your application, you may be responsible for any fraudulent telephone order as long as the transfer agent takes reasonable measures to verify that the order is from a representative of your financial institution.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the fund has not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of fund shares. Dreyfus also believes that money market funds, such as the fund, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of the fund's shares could increase the fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolio, which could detract from the fund's performance. Accordingly, the fund reserves the right to refuse any purchase or exchange request. Funds in the Dreyfus Family of Funds that are not money market mutual funds have approved policies and procedures that are intended to discourage and prevent abusive trading practices in those mutual funds which may apply to exchanges from or into the fund. If you plan to exchange your fund shares for shares of another Dreyfus fund, please read the prospectus of that other Dreyfus fund for more information.

Each fund reserves the right to:

- refuse any purchase or exchange request
- change or discontinue its exchange privilege, or temporarily suspend this privilege during unusual market conditions
- change its minimum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only in cases of very large redemptions, excessive trading or during unusual market conditions)
- "redeem in kind" or make payments in portfolio securities rather than cash, if the amount you are redeeming is large enough to affect fund operations (for example, if it represents more than 1% of the fund's assets)

A fund also may process purchase and sale orders and calculate its NAV on days the fund's primary trading markets are open and the fund's management determines to do so.



DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the taxable money market funds are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, are taxable to you as qualified dividends and capital gains.

Each municipal money market fund anticipates that virtually all of its income dividends will be exempt from federal and, as to California Municipal Money Market Fund, California, and as to New York Municipal Money Market Fund, New York state and New York city, personal income taxes. However, for federal tax purposes, certain distributions, such as distributions of short-term capital gains, are taxable to you as ordinary income, while long-term capital gains are taxable to you as capital gains.

With respect to the California Municipal Money Market Fund and New York Municipal Money Market Fund, for California and New York state and city personal income tax purposes, respectively, distributions derived from interest on municipal securities of California and New York issuers, respectively, and from interest on qualifying securities issued by U.S. territories and possessions are generally exempt from tax. Distributions that are federally taxable as ordinary income or capital gains are generally subject to the respective state's personal income taxes.

The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.

Retirement plans

A variety of retirement plans are offered for the taxable money market funds, including traditional and Roth IRAs, and Education Savings Accounts.

In addition, SEP-IRAs, Keogh accounts, 401(k) and 403(b) accounts are also available. Please call your financial representative for information.

NOTES

For More Information

General Money Market Fund, Inc.
SEC file number: 811-3207

General Government Securities
Money Market Fund
A series of General Government Securities
Money Market Funds, Inc.
SEC file number: 811-3456

General Treasury Prime
Money Market Fund
A series of General Government Securities
Money Market Funds, Inc.
SEC file number: 811-3456

General Municipal Money Market Fund
A series of General Municipal Money Market Funds, Inc.
SEC file number: 811-3481

General California Municipal
Money Market Fund
SEC file number: 811-4871

General New York Municipal
Money Market Fund
SEC file number: 811-4870

To obtain information:

By telephone
Call your financial representative or 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund
documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee,
by visiting the SEC's Public Reference Room in Washington, DC
(for information, call 1-202-942-8090) or by E-mail request to
publicinfo@sec.gov, or by writing to the SEC's Public Reference
Section, Washington, DC 20549-0102.

More information on each fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semi-annual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about each fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Each fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of each fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.



P R O S P E C T U S – A P R I L 1 , 2 0 0 5

General Money Market Funds

Investing in high quality, short-term securities for current income, safety of principal and liquidity.

CLASS B SHARES

GENERAL MONEY MARKET FUND, INC.

GENERAL GOVERNMENT SECURITIES MONEY MARKET FUND

GENERAL TREASURY PRIME MONEY MARKET FUND

GENERAL MUNICIPAL MONEY MARKET FUND

GENERAL NEW YORK MUNICIPAL MONEY MARKET FUND

Northwestern Mutual Investment Services, LLC

Contents

The Funds

Introduction

Each fund is a money market mutual fund with a separate investment portfolio. The operations and results of a fund are unrelated to those of each other fund. This combined prospectus has been prepared for your convenience so that you can consider five investment choices in one document.

As a money market fund, each fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

Generally, each municipal money market fund is required to invest its assets in securities with the highest or second–highest credit rating or the unrated equivalent as determined by Dreyfus. Each other fund generally is required to invest at least 95% of its assets in the securities of issuers with the highest credit rating or the unrated equivalent as determined by Dreyfus, with the remainder invested in securities with the second–highest credit rating.

An investment in a fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although each fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a fund.

Concepts to understand

Money market fund: a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

• maintain an average dollar-weighted portfolio maturity of 90 days or less

• buy individual securities that have remaining maturities of 13 months or less

• invest only in high quality, dollar-denominated obligations

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, but the degree of safety is somewhat less.

General Money Market Fund

Ticker Symbol: **GMBXX**



GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests in a diversified portfolio of high quality, short-term debt securities, including the following:

- securities issued or guaranteed by the U.S. government or its agencies or instrumentalities
- certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches
- repurchase agreements
- asset-backed securities
- domestic and dollar-denominated foreign commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest
- dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies

Normally, the fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

Concept to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default
- the risks generally associated with concentrating investments in the banking industry, such as interest rate risk, credit risk and regulatory developments relating to the banking industry
- the risks generally associated with dollar-denominated foreign investments, such as economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on the payment of principal and interest
- the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	**Q3 '00**	**+1.47%**
Worst Quarter:	**Q1 '04**	**+0.04%**

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (3/31/95)
0.42%	**2.19%**	**3.43%**

For the fund's current yield, call toll-free:
1-800-645-6561.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.08%
Total	**1.03%**

Expense example

1 Year	3 Years	5 Years	10 Years
$105	**$328**	**$569**	**$1,259**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.03% to 1.00%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

General Government Securities Money Market Fund

Ticker Symbol: **GSBXX**



GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests solely in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, and repurchase agreements collateralized by these securities. These instruments include those backed by the full faith and credit of the U.S. government and those that are neither insured nor guaranteed by the U.S. government.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.

U.S. government securities: these securities are generally considered to be among the highest-quality investments available. By investing in these securities, the fund seeks greater credit safety for investors. In exchange for the higher level of credit safety that U.S. government securities offer, the fund's yields may be lower than those of money market funds that do not limit their investments to U.S. government securities.



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some obligations, such as those issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security held by the fund does not apply to the market value of such security or to shares of the fund itself. In addition, because many types of U.S. government securities trade actively outside the U.S., their prices may rise and fall as changes in global economic conditions affect the demand for these securities.

A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. The current market prices for such securities are not guaranteed and will fluctuate. While the fund has maintained a constant share price since inception, and will continue to try to do so, the fund is subject to the risk that interest rates could rise sharply, causing the value of the fund's investments and its share price to drop. Alternatively, interest rates could drop, thereby reducing the fund's yield.

Certain U.S. government agency securities are backed by the right of the issuer to borrow from the U.S. Treasury, or are supported only by the credit of the issuer or instrumentality. While the U.S. government provides financial support to U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so.

The fund is subject to the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



4.60	4.69	4.61	4.21	5.39	3.45	1.06	0.25	0.40	
95	96	97	98	99	00	01	02	03	04

Best Quarter:	**Q3 '00**	**+1.42%**
Worst Quarter:	**Q1 '04**	**+0.04%**

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (3/31/95)
0.40%	**2.09%**	**3.31%**

For the fund's current yield, call toll-free: **1-800-645-6561**.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.09%
Total	**1.04%**

Expense example

1 Year	3 Years	5 Years	10 Years
$106	**$331**	**$574**	**$1,271**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.04% to 0.98%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in U.S. Treasury securities.



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. The current market prices for such securities are not guaranteed and will fluctuate. While the fund has maintained a constant share price since inception, and will continue to try to do so, the fund is subject to the risk that interest rates could rise sharply, causing the value of the fund's investments and its share price to drop. Alternatively, interest rates could drop, thereby reducing the fund's yield.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q3 '00	+1.32%
Worst Quarter:	Q1 '04	+0.04%

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (12/1/99)
0.34%	1.85%	1.89%

For the fund's current yield, call toll-free:
1-800-645-6561.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.20%
Total	**1.15%**

Expense example

1 Year	3 Years	5 Years	10 Years
$117	**$365**	**$633**	**$1,398**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.15% to 0.92%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees to be paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

General Municipal Money Market Fund

Ticker Symbol: **GBMXX**

 GOAL/APPROACH

The fund seeks to maximize current income exempt from federal personal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high quality municipal obligations that provide income exempt from federal personal income tax. The fund also may invest in high quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations. When the portfolio manager believes that acceptable municipal obligations are unavailable for investment, the fund may invest temporarily in high quality, taxable money market instruments.

Concepts to understand

Municipal obligations: debt securities that provide income free from federal income taxes, and state income taxes if the investor lives in the issuing state. Municipal obligations are typically of two types:

- **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power
- **revenue bonds,** which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls

 MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default

Derivative securities, such as structured notes, can be highly volatile, and the possibility of default by the financial institution or counterparty may be greater for these securities than for other types of money market instruments. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, thus, an active trading market for such instruments may not exist.

Although the fund seeks to provide income exempt from federal personal income tax, interest from some of its holdings may be subject to the federal alternative minimum tax. In addition, the fund occasionally may invest in taxable money market instruments.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q4 '00	**+0.85%**
Worst Quarter:	Q1 '04	**+0.03%**

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (3/31/95)
0.30%	**1.23%**	**1.93%**

For the fund's current yield, call toll-free: **1-800-645-6561**.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.10%
Total	**1.05%**

Expense example

1 Year	3 Years	5 Years	10 Years
$107	**$334**	**$579**	**$1,283**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.05% to 0.99%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

General New York Municipal Money Market Fund

Ticker Symbol: **GNYXX**



GOAL/APPROACH

The fund seeks to maximize current income exempt from federal, New York state and New York city personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high quality municipal obligations that provide income exempt from federal, New York state and New York city personal income taxes. The fund also may invest in high quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations. When the portfolio manager believes that acceptable New York municipal obligations are unavailable for investment, the fund may invest in securities that may be subject to New York state and New York city income taxes, but are free from federal income tax.

Concepts to understand

Municipal obligations: debt securities that provide income free from federal income taxes, and state income taxes if the investor lives in the issuing state. Municipal obligations are typically of two types:

· **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power

· **revenue bonds,** which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

· interest rates could rise sharply, causing the value of the fund's investments and its share price to drop

· interest rates could drop, thereby reducing the fund's yield

· any of the fund's holdings could have its credit rating downgraded or could default

· New York's economy and revenues underlying its municipal obligations may decline

· the fund's portfolio securities may be more sensitive to risks that are specific to investing primarily in a single state

Derivative securities, such as structured notes, can be highly volatile, and the possibility of default by the financial institution or counterparty may be greater for these securities than for other types of money market instruments. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, thus, an active trading market for such instruments may not exist.

Although the fund seeks to provide income exempt from federal, New York state and New York city personal income taxes, interest from some of its holdings may be subject to the federal alternative minimum tax. In addition, the fund occasionally may invest in taxable money market instruments and/or municipal obligations that are exempt only from federal personal income tax.

The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, its performance may be more vulnerable to changes in the market value of a single issuer and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



| | 2.51 | 2.70 | 2.42 | 2.16 | 3.09 | 1.81 | 0.51 | 0.28 | 0.26 |
| 95 | 96 | 97 | 98 | 99 | 00 | 01 | 02 | 03 | 04 |

Best Quarter: Q3 '00 +0.81%
Worst Quarter: Q1 '04 +0.02%

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (9/8/95)
0.26%	**1.18%**	**1.78%**

For the fund's current yield, call toll-free:
1-800-645-6561.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.13%
Total	**1.08%**

Expense example

1 Year	3 Years	5 Years	10 Years
$110	**$343**	**$595**	**$1,317**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.08% to 0.96%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



MANAGEMENT

Investment adviser

The investment adviser for each fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $159 billion in approximately 200 mutual fund portfolios. For the past fiscal year, each fund paid Dreyfus a management fee at the annual rate of 0.50% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the Funds). In September 2004, plaintiffs served a Consolidated Amended Complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and

alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

Each fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the funds or provide other services. Such payments are in addition to any sales charges, 12b-1 fees and/or shareholder services fees or other expenses paid by the funds. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the funds on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of a fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the funds.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The funds, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the funds. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of the Class B shares of each fund for the periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

| General Money Market Fund | *Year Ended November 30,* | | | | |
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income − net	.003	.003	.012	.039	.054
Distributions: Dividends from investment income − net	(.003)	(.003)	(.012)	(.039)	(.054)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.34	.33	1.20	3.98	5.53
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.03	1.01	1.01	1.03	1.02
Ratio of net expenses to average net assets	1.00	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	.32	.33	1.19	3.81	5.41
Net assets, end of period ($ x 1,000)	4,956,821	5,633,657	5,458,986	4,713,819	3,338,285

| General Government Securities Money Market Fund | *Year Ended November 30,* | | | | |
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income − net	.003	.003	.011	.037	.052
Distributions: Dividends from investment income − net	(.003)	(.003)	(.011)	(.037)	(.052)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.32	.29	1.14	3.81	5.29
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	1.03	1.03	1.04	1.03
Ratio of net expenses to average net assets	.98	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	.30	.29	1.13	3.60	5.15
Net assets, end of period ($ x 1,000)	719,095	933,041	1,014,283	826,720	552,238

General Treasury Prime Money Market Fund	*Year Ended November 30,*				
	2004	2003	2002	2001	2000[1]
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income – net	.003	.002	.009	.032	.049
Distributions: Dividends from investment income – net	(.003)	(.002)	(.009)	(.032)	(.049)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.28	.24	.86	3.27	5.00
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.15	1.12	1.08	1.13	5.97
Ratio of net expenses to average net assets	.92	.94	1.00	1.00	1.00
Ratio of net investment income to average net assets	.26	.24	.84	2.94	5.14
Net assets, end of period ($ x 1,000)	29,806	30,537	22,878	11,987	5,385

[1] *From December 1, 1999 (commencement of operations) to November 30, 2000.*

General Municipal Money Market Fund	*Year Ended November 30,*				
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income – net	.002	.002	.006	.021	.031
Distributions: Dividends from investment income – net	(.002)	(.002)	(.006)	(.021)	(.031)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.25	.20	.59	2.16	3.16
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.05	1.04	1.04	1.04	1.05
Ratio of net expenses to average net assets	.99	.96	1.00	.98	.98
Ratio of net investment income to average net assets	.24	.20	.59	2.12	3.10
Net assets, end of period ($ x 1,000)	544,079	584,839	561,088	447,614	412,041

General New York Municipal		Year Ended November 30,				
Money Market Fund		**2004**	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income – net	.002	.003	.005	.020	.030
Distributions:	Dividends from investment income – net	(.002)	(.003)	(.005)	(.020)	(.030)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		.22	.31	.52	2.03	3.05
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.08	1.07	1.06	1.05	1.06
Ratio of net expenses to average net assets		.95	.80	1.00	.98	.98
Ratio of net investment income to average net assets		.20	.32	.52	1.89	2.94
Net assets, end of period ($ x 1,000)		25,609	38,468	45,352	41,580	36,056

Your Investment



ACCOUNT POLICIES

Buying shares

General Funds are designed primarily for people who are investing through a third party such as a bank, broker-dealer or financial adviser. Third parties with whom you open a fund account may impose policies, limitations and fees which are different than those described herein. Contact your financial representative for further information or to purchase fund shares.

*Applicable to General Money Market Fund,
General Government Securities Money Market Fund
and General Treasury Prime Money Market Fund only:*

Your price for fund shares is the fund's net asset value (NAV), which is generally calculated twice a day, at 5:00 p.m. and 8:00 p.m., on days the New York Stock Exchange or the fund's transfer agent is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Each fund's investments are valued based on amortized cost.

If your order in proper form is placed, and payments are received in or converted into Federal Funds, prior to 12:00 noon, the order will become effective at the price determined at 5:00 p.m. and you will receive the dividend declared that day. If your payments are received in or converted into Federal Funds after 12:00 noon, you will begin to accrue dividends on the following business day.

*Applicable to General Municipal Money Market Fund
and General New York Municipal Money Market Fund
only:*

Your price for fund shares is the fund's net asset value (NAV), which is generally calculated three times a day, at 12:00 noon, 3:00 p.m. and 8:00 p.m., on days the New York Stock Exchange or the fund's transfer agent is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Each fund's investments are valued based on amortized cost.

If an order in proper form is made prior to 3:00 p.m., and Federal Funds are received by 4:00 p.m., the shares will be purchased at the NAV determined after the order is accepted and will receive the dividend declared that day. If such an order is made after 3:00 p.m., but prior to 8:00 p.m., and Federal Funds are received by 11:00 a.m. the next business day, the shares will be purchased at the NAV determined at 8:00 p.m. and will begin to accrue dividends on the next business day.

All times are Eastern time.

Because the municipal money market funds seek tax-exempt income, they are not recommended for purchase in IRAs or other qualified retirement plans.

Concepts to understand

Net asset value (NAV): a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of existing shares.

Amortized cost: a method of valuing a money market fund's portfolio securities, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted over time based on the discounts or premiums reflected in their purchase price. This method of valuation is designed for a fund to be able to price its shares at $1.00 per share.

Selling shares

You may sell (redeem) shares at any time through your financial representative, or you can contact the fund directly. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling shares recently purchased, please note that if you send a written request to sell such shares, the fund may delay selling the shares for up to eight business days following the purchase of those shares.

General policies

Unless you decline telephone privileges on your application, you may be responsible for any fraudulent telephone order as long as the transfer agent takes reasonable measures to verify that the order is from a representative of your financial institution.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the fund has not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of fund shares. Dreyfus also believes that money market funds, such as the fund, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of the fund's shares could increase the fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolio, which could detract from the fund's performance. Accordingly, the fund reserves the right to refuse any purchase or exchange request. Funds in the Dreyfus Family of Funds that are not money market mutual funds have approved policies and procedures that are intended to discourage and prevent abusive trading practices in those mutual funds which may apply to exchanges from or into the fund. If you plan to exchange your fund shares for shares of another Dreyfus fund, please read the prospectus of that other Dreyfus fund for more information.

Each fund reserves the right to:

- refuse any purchase or exchange request
- change or discontinue its exchange privilege, or temporarily suspend this privilege during unusual market conditions
- change its minimum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only in cases of very large redemptions, excessive trading or during unusual market conditions)
- "redeem in kind" or make payments in portfolio securities rather than cash, if the amount you are redeeming is large enough to affect fund operations (for example, if it represents more than 1% of the fund's assets)

A fund also may process purchase and sale orders and calculate its NAV on days the fund's primary trading markets are open and the fund's management determines to do so.



DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the taxable money market funds are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, are taxable to you as qualified dividends and capital gains.

Each municipal money market fund anticipates that virtually all of its income dividends will be exempt from federal and, as to New York Municipal Money Market Fund, New York state and New York city, personal income taxes. However, for federal tax purposes, certain distributions, such as distributions of short-term capital gains, are taxable to you as ordinary income, while long-term capital gains are taxable to you as capital gains.

With respect to the New York Municipal Money Market Fund, for New York state and city personal income tax purposes, respectively, distributions derived from interest on municipal securities of New York issuers, and from interest on qualifying securities issued by U.S. territories and possessions are generally exempt from tax. Distributions that are federally taxable as ordinary income or capital gains are generally subject to New York state and New York city personal income taxes.

The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.

Retirement plans

A variety of retirement plans are offered for the taxable money market funds, including traditional and Roth IRAs, and Education Savings Accounts.

In addition, SEP-IRAs, Keogh accounts, 401(k) and 403(b) accounts are also available. Please call your financial representative for information.

For More Information

General Money Market Fund, Inc.
SEC file number: 811-3207

General Government Securities Money Market Fund
A series of General Government Securities
Money Market Funds, Inc.
SEC file number: 811-3456

General Treasury Prime Money Market Fund
A series of General Government Securities
Money Market Funds, Inc.
SEC file number: 811-3456

General Municipal Money Market Fund
A series of General Municipal Money Market Funds, Inc.
SEC file number: 811-3481

General New York Municipal Money Market Fund
SEC file number: 811-4870

More information on each fund is available free upon request, including the following:

Annual/Semiannual Report
Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)
Provides more details about each fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings
Each fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com,** under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of each fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To Contact Northwestern Mutual Investment Services, LLC

By telephone:
Call your Northwestern Mutual Investment Services, LLC Financial Representative or 1-866-644-7737.

By mail:
Northwestern Mutual Investment Services, LLC
PO Box 3041
Milwaukee, WI 53201

On the internet:
http://www.nminvestments.com

Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or, publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102

GEN-PO405B-NMIS

Northwestern Mutual Investment Services, LLC

GENERAL MONEY MARKET FUNDS

Prospectus - April 1, 2005

Seeks current income, safety of principal and liquidity by investing in high quality, short-term municipal obligations.

Class B Shares

General Money Market Fund, Inc.

General Government Securities Money Market Fund

General Treasury Prime Money Market Fund

General Municipal Money Market Fund

General New York Municipal Money Market Fund

This prospectus is to be used only by asset management account clients of Robert W. Baird & Co.

Baird

SERVICE AGENT

Contents

The Funds

Introduction

Each fund is a money market mutual fund with a separate investment portfolio. The operations and results of a fund are unrelated to those of each other fund. This combined prospectus has been prepared for your convenience so that you can consider five investment choices in one document.

As a money market fund, each fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

Generally, each municipal money market fund is required to invest its assets in securities with the highest or second-highest credit rating or the unrated equivalent as determined by Dreyfus. Each other fund generally is required to invest at least 95% of its assets in the securities of issuers with the highest credit rating or the unrated equivalent as determined by Dreyfus, with the remainder invested in securities with the second-highest credit rating.

An investment in a fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although each fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a fund.

Concepts to understand

Money market fund: a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

• maintain an average dollar-weighted portfolio maturity of 90 days or less

• buy individual securities that have remaining maturities of 13 months or less

• invest only in high quality, dollar-denominated obligations

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, but the degree of safety is somewhat less.

General Money Market Fund

Ticker Symbol: **GMBXX**



GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests in a diversified portfolio of high quality, short-term debt securities, including the following:

- securities issued or guaranteed by the U.S. government or its agencies or instrumentalities
- certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches
- repurchase agreements
- asset-backed securities
- domestic and dollar-denominated foreign commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest
- dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies

Normally, the fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

Concept to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default
- the risks generally associated with concentrating investments in the banking industry, such as interest rate risk, credit risk and regulatory developments relating to the banking industry
- the risks generally associated with dollar-denominated foreign investments, such as economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on the payment of principal and interest
- the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*



	4.68	4.84	4.73	4.37	5.61	3.63	1.12	0.29	0.42
95	96	97	98	99	00	01	02	03	04

Best Quarter:	**Q3 '00**	**+1.47%**
Worst Quarter:	**Q1 '04**	**+0.04%**

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (3/31/95)
0.42%	**2.19%**	**3.43%**

For the fund's current yield, call toll-free: **1-800-645-6561**.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.08%
Total	**1.03%**

Expense example

1 Year	3 Years	5 Years	10 Years
$105	**$328**	**$569**	**$1,259**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.03% to 1.00%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

Ticker Symbol: **GSBXX**



GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests solely in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, and repurchase agreements collateralized by these securities. These instruments include those backed by the full faith and credit of the U.S. government and those that are neither insured nor guaranteed by the U.S. government.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.

U.S. government securities: these securities are generally considered to be among the highest-quality investments available. By investing in these securities, the fund seeks greater credit safety for investors. In exchange for the higher level of credit safety that U.S. government securities offer, the fund's yields may be lower than those of money market funds that do not limit their investments to U.S. government securities.



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some obligations, such as those issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security held by the fund does not apply to the market value of such security or to shares of the fund itself. In addition, because many types of U.S. government securities trade actively outside the U.S., their prices may rise and fall as changes in global economic conditions affect the demand for these securities.

A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. The current market prices for such securities are not guaranteed and will fluctuate. While the fund has maintained a constant share price since inception, and will continue to try to do so, the fund is subject to the risk that interest rates could rise sharply, causing the value of the fund's investments and its share price to drop. Alternatively, interest rates could drop, thereby reducing the fund's yield.

Certain U.S. government agency securities are backed by the right of the issuer to borrow from the U.S. Treasury, or are supported only by the credit of the issuer or instrumentality. While the U.S. government provides financial support to U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so.

The fund is subject to the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*



95	4.60	
96	4.69	
97	4.61	
98	4.21	
99	5.39	
00	3.45	
01	1.06	
02	0.25	
03	0.40	
04		

Best Quarter:	**Q3 '00**	**+1.42%**
Worst Quarter:	**Q1 '04**	**+0.04%**

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (3/31/95)
0.40%	**2.09%**	**3.31%**

For the fund's current yield, call toll-free:
1-800-645-6561.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.09%
Total	**1.04%**

Expense example

1 Year	3 Years	5 Years	10 Years
$106	**$331**	**$574**	**$1,271**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.04% to 0.98%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.





General Treasury Prime Money Market Fund

Ticker Symbol: **GTBXX**

GOAL/APPROACH

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in U.S. Treasury securities.

MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. The current market prices for such securities are not guaranteed and will fluctuate. While the fund has maintained a constant share price since inception, and will continue to try to do so, the fund is subject to the risk that interest rates could rise sharply, causing the value of the fund's investments and its share price to drop. Alternatively, interest rates could drop, thereby reducing the fund's yield.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q3 '00	+1.32%
Worst Quarter:	Q1 '04	+0.04%

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (12/1/99)
0.34%	1.85%	1.89%

For the fund's current yield, call toll-free:
1-800-645-6561.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.20%
Total	**1.15%**

Expense example

1 Year	3 Years	5 Years	10 Years
$117	**$365**	**$633**	**$1,398**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.15% to 0.92%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees to be paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

General Municipal Money Market Fund

Ticker Symbol: **GBMXX**



GOAL/APPROACH

The fund seeks to maximize current income exempt from federal personal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high quality municipal obligations that provide income exempt from federal personal income tax. The fund also may invest in high quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations. When the portfolio manager believes that acceptable municipal obligations are unavailable for investment, the fund may invest temporarily in high quality, taxable money market instruments.

Concepts to understand

Municipal obligations: debt securities that provide income free from federal income taxes, and state income taxes if the investor lives in the issuing state. Municipal obligations are typically of two types:

- **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power
- **revenue bonds,** which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default

Derivative securities, such as structured notes, can be highly volatile, and the possibility of default by the financial institution or counterparty may be greater for these securities than for other types of money market instruments. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, thus, an active trading market for such instruments may not exist.

Although the fund seeks to provide income exempt from federal personal income tax, interest from some of its holdings may be subject to the federal alternative minimum tax. In addition, the fund occasionally may invest in taxable money market instruments.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



	2.66	2.86	2.60	2.35	3.21	1.93	0.56	0.18	0.30
95	96	97	98	99	00	01	02	03	04

Best Quarter:	Q4 '00	+0.85%
Worst Quarter:	Q1 '04	+0.03%

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (3/31/95)
0.30%	**1.23%**	**1.93%**

For the fund's current yield, call toll-free:
1-800-645-6561.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.10%
Total	**1.05%**

Expense example

1 Year	3 Years	5 Years	10 Years
$107	**$334**	**$579**	**$1,283**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.05% to 0.99%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

General New York Municipal Money Market Fund

Ticker Symbol: **GNYXX**



GOAL/APPROACH

The fund seeks to maximize current income exempt from federal, New York state and New York city personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high quality municipal obligations that provide income exempt from federal, New York state and New York city personal income taxes. The fund also may invest in high quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations. When the portfolio manager believes that acceptable New York municipal obligations are unavailable for investment, the fund may invest in securities that may be subject to New York state and New York city income taxes, but are free from federal income tax.

Concepts to understand

Municipal obligations: debt securities that provide income free from federal income taxes, and state income taxes if the investor lives in the issuing state. Municipal obligations are typically of two types:

- **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power
- **revenue bonds,** which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls



MAIN RISKS

The fund's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default
- New York's economy and revenues underlying its municipal obligations may decline
- the fund's portfolio securities may be more sensitive to risks that are specific to investing primarily in a single state

Derivative securities, such as structured notes, can be highly volatile, and the possibility of default by the financial institution or counterparty may be greater for these securities than for other types of money market instruments. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, thus, an active trading market for such instruments may not exist.

Although the fund seeks to provide income exempt from federal, New York state and New York city personal income taxes, interest from some of its holdings may be subject to the federal alternative minimum tax. In addition, the fund occasionally may invest in taxable money market instruments and/or municipal obligations that are exempt only from federal personal income tax.

The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, its performance may be more vulnerable to changes in the market value of a single issuer and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in Class B. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q3 '00	**+0.81%**
Worst Quarter:	Q1 '04	**+0.02%**

Average annual total returns *as of 12/31/04*

1 Year	5 Years	Since inception (9/8/95)
0.26%	**1.18%**	**1.78%**

For the fund's current yield, call toll-free:
1-800-645-6561.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for Class B in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.50%
Rule 12b-1 fee	0.20%
Shareholder services fee	0.25%
Other expenses	0.13%
Total	**1.08%**

Expense example

1 Year	3 Years	5 Years	10 Years
$110	**$343**	**$595**	**$1,317**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations. For the fiscal year ended November 30, 2004, Dreyfus assumed certain fund expenses pursuant to an undertaking, reducing total expenses from 1.08% to 0.96%. This undertaking was voluntary.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund, or a particular class of the fund, during periods when fixed expenses have a significant impact on the yield of the fund, or a particular class of the fund, as applicable, because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Rule 12b-1 fee: a fee of up to 0.20% to reimburse the fund's distributor for distributing Class B shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: a fee of 0.05% paid by the fund for sub-accounting services provided by third parties and fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



MANAGEMENT

Investment adviser

The investment adviser for each fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $159 billion in approximately 200 mutual fund portfolios. For the past fiscal year, each fund paid Dreyfus a management fee at the annual rate of 0.50% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the Funds). In September 2004, plaintiffs served a Consolidated Amended Complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and

alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

Each fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the funds or provide other services. Such payments are in addition to any sales charges, 12b-1 fees and/or shareholder services fees or other expenses paid by the funds. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the funds on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of a fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the funds.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The funds, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the funds. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of the Class B shares of each fund for the periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

| General Money Market Fund | Year Ended November 30, | | | | |
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income − net	.003	.003	.012	.039	.054
Distributions: Dividends from investment income − net	(.003)	(.003)	(.012)	(.039)	(.054)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.34	.33	1.20	3.98	5.53
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.03	1.01	1.01	1.03	1.02
Ratio of net expenses to average net assets	1.00	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	.32	.33	1.19	3.81	5.41
Net assets, end of period ($ x 1,000)	4,956,821	5,633,657	5,458,986	4,713,819	3,338,285

| General Government Securities Money Market Fund | Year Ended November 30, | | | | |
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income − net	.003	.003	.011	.037	.052
Distributions: Dividends from investment income − net	(.003)	(.003)	(.011)	(.037)	(.052)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.32	.29	1.14	3.81	5.29
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	1.03	1.03	1.04	1.03
Ratio of net expenses to average net assets	.98	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	.30	.29	1.13	3.60	5.15
Net assets, end of period ($ x 1,000)	719,095	933,041	1,014,283	826,720	552,238

General Treasury Prime Money Market Fund	*Year Ended November 30,*				
	2004	2003	2002	2001	2000[1]
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income − net	.003	.002	.009	.032	.049
Distributions: Dividends from investment income − net	(.003)	(.002)	(.009)	(.032)	(.049)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.28	.24	.86	3.27	5.00
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.15	1.12	1.08	1.13	5.97
Ratio of net expenses to average net assets	.92	.94	1.00	1.00	1.00
Ratio of net investment income to average net assets	.26	.24	.84	2.94	5.14
Net assets, end of period ($ x 1,000)	29,806	30,537	22,878	11,987	5,385

[1] *From December 1, 1999 (commencement of operations) to November 30, 2000.*

General Municipal Money Market Fund	*Year Ended November 30,*				
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income − net	.002	.002	.006	.021	.031
Distributions: Dividends from investment income − net	(.002)	(.002)	(.006)	(.021)	(.031)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.25	.20	.59	2.16	3.16
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.05	1.04	1.04	1.04	1.05
Ratio of net expenses to average net assets	.99	.96	1.00	.98	.98
Ratio of net investment income to average net assets	.24	.20	.59	2.12	3.10
Net assets, end of period ($ x 1,000)	544,079	584,839	561,088	447,614	412,041

General New York Municipal **Money Market Fund**	*Year Ended November 30,*				
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income – net	.002	.003	.005	.020	.030
Distributions: Dividends from investment income – net	(.002)	(.003)	(.005)	(.020)	(.030)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.22	.31	.52	2.03	3.05
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.08	1.07	1.06	1.05	1.06
Ratio of net expenses to average net assets	.95	.80	1.00	.98	.98
Ratio of net investment income to average net assets	.20	.32	.52	1.89	2.94
Net assets, end of period ($ x 1,000)	25,609	38,468	45,352	41,580	36,056

Your Investment



ACCOUNT POLICIES

Buying shares

General Funds are designed primarily for people who are investing through a third party such as a bank, broker-dealer or financial adviser. Third parties with whom you open a fund account may impose policies, limitations and fees which are different than those described herein. Contact your financial representative for further information or to purchase fund shares.

Applicable to General Money Market Fund, General Government Securities Money Market Fund and General Treasury Prime Money Market Fund only:

Your price for fund shares is the fund's net asset value (NAV), which is generally calculated twice a day, at 5:00 p.m. and 8:00 p.m., on days the New York Stock Exchange or the fund's transfer agent is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Each fund's investments are valued based on amortized cost.

If your order in proper form is placed, and payments are received in or converted into Federal Funds, prior to 12:00 noon, the order will become effective at the price determined at 5:00 p.m. and you will receive the dividend declared that day. If your payments are received in or converted into Federal Funds after 12:00 noon, you will begin to accrue dividends on the following business day.

Applicable to General Municipal Money Market Fund and General New York Municipal Money Market Fund only:

Your price for fund shares is the fund's net asset value (NAV), which is generally calculated three times a day, at 12:00 noon, 3:00 p.m. and 8:00 p.m., on days the New York Stock Exchange or the fund's transfer agent is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Each fund's investments are valued based on amortized cost.

If an order in proper form is made prior to 3:00 p.m., and Federal Funds are received by 4:00 p.m., the shares will be purchased at the NAV determined after the order is accepted and will receive the dividend declared that day. If such an order is made after 3:00 p.m., but prior to 8:00 p.m., and Federal Funds are received by 11:00 a.m. the next business day, the shares will be purchased at the NAV determined at 8:00 p.m. and will begin to accrue dividends on the next business day.

All times are Eastern time.

Because the municipal money market funds seek tax-exempt income, they are not recommended for purchase in IRAs or other qualified retirement plans.

Concepts to understand

Net asset value (NAV): a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of existing shares.

Amortized cost: a method of valuing a money market fund's portfolio securities, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted over time based on the discounts or premiums reflected in their purchase price. This method of valuation is designed for a fund to be able to price its shares at $1.00 per share.

Selling shares

You may sell (redeem) shares at any time through your financial representative, or you can contact the fund directly. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling shares recently purchased, please note that if you send a written request to sell such shares, the fund may delay selling the shares for up to eight business days following the purchase of those shares.

General policies

Unless you decline telephone privileges on your application, you may be responsible for any fraudulent telephone order as long as the transfer agent takes reasonable measures to verify that the order is from a representative of your financial institution.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the fund has not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of fund shares. Dreyfus also believes that money market funds, such as the fund, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of the fund's shares could increase the fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolio, which could detract from the fund's performance. Accordingly, the fund reserves the right to refuse any purchase or exchange request. Funds in the Dreyfus Family of Funds that are not money market mutual funds have approved policies and procedures that are intended to discourage and prevent abusive trading practices in those mutual funds which may apply to exchanges from or into the fund. If you plan to exchange your fund shares for shares of another Dreyfus fund, please read the prospectus of that other Dreyfus fund for more information.

Each fund reserves the right to:

- refuse any purchase or exchange request
- change or discontinue its exchange privilege, or temporarily suspend this privilege during unusual market conditions
- change its minimum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only in cases of very large redemptions, excessive trading or during unusual market conditions)
- "redeem in kind" or make payments in portfolio securities rather than cash, if the amount you are redeeming is large enough to affect fund operations (for example, if it represents more than 1% of the fund's assets)

A fund also may process purchase and sale orders and calculate its NAV on days the fund's primary trading markets are open and the fund's management determines to do so.



DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the taxable money market funds are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, are taxable to you as qualified dividends and capital gains.

Each municipal money market fund anticipates that virtually all of its income dividends will be exempt from federal and, as to New York Municipal Money Market Fund, New York state and New York city, personal income taxes. However, for federal tax purposes, certain distributions, such as distributions of short-term capital gains, are taxable to you as ordinary income, while long-term capital gains are taxable to you as capital gains.

With respect to the New York Municipal Money Market Fund, for New York state and city personal income tax purposes, respectively, distributions derived from interest on municipal securities of New York issuers, and from interest on qualifying securities issued by U.S. territories and possessions are generally exempt from tax. Distributions that are federally taxable as ordinary income or capital gains are generally subject to New York state and New York city personal income taxes.

The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.

Retirement plans

A variety of retirement plans are offered for the taxable money market funds, including traditional and Roth IRAs, and Education Savings Accounts.

In addition, SEP-IRAs, Keogh accounts, 401(k) and 403(b) accounts are also available. Please call your financial representative for information.

TO CONTACT ROBERT W. BAIRD & CO.

By telephone:

Call your Baird Financial Advisor or 800-RW-BAIRD.

By mail:

Robert W. Baird & Co.
Attn: Client Services
777 East Wisconsin Avenue
Milwaukee, WI 53202

On the Internet:

http://www.bairdonline.com

More information on each fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about each fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Each fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of each fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

How Can I Get More Information?

You can get a free copy of the semiannual/annual reports or the SAI, request other information or discuss your questions about the Fund by contacting your Baird Financial Advisor.

You can also review and copy the Funds' reports and the SAI at the Public Reference Room of the Securities and Exchange Commission ("SEC"). (For more information about the SEC's Public Reference Room call 202-942-8090.) You can also get reports and other information about the Funds from the EDGAR Database on the SEC's Web site at http://www.sec.gov. Copies of this information also may be obtained, after paying a copying charge, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the Public Reference Section of the SEC, Washington, D.C. 20549-0102

General Money Market Fund, Inc.
SEC file number: 811-3207
General Government Securities Money Market Fund
A series of General Government Securities Money Market Funds, Inc.
SEC file number: 811-3456
General Treasury Prime Money Market Fund
A series of General Government Securities Money Market Funds, Inc.
SEC file number: 811-3456
General Municipal Money Market Fund
A series of General Municipal Money Market Funds, Inc.
SEC file number: 811-3481
General New York Municipal Money Market Fund
SEC file number: 811-4870

Robert W. Baird & Co. 777 E. Wisconsin Avenue, Milwaukee, WI 53202
Member NYSE. Member SIPC. 800-RW-BAIRD. www.bairdonline.com

Baird
A Wealth of Advice.℠

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